One Williams Center
Tulsa, Oklahoma 74172-0172
October 29, 2007
H. Christopher Owings
Assistant Director
United States Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:	Williams Pipeline Partners L.P.
Registration Statement on Form S-1
Amendment No. 1
Filed October 29, 2007
File No. 333-146015
Dear Mr. Owings:
     Set forth below are the responses of Williams Pipeline Partners L.P., a Delaware limited partnership (the “Partnership,” “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated October 11, 2007, with respect to the review of the Partnership’s Registration Statement on Form S-1 initially filed with the Commission on September 12, 2007, File No. 333-146015 (the “Registration Statement”). For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold text.
     We have filed today through EDGAR and enclosed herewith five courtesy copies of Amendment No. 1 (“Amendment No. 1”) to the Registration Statement.
General
1.	We note a number of blank spaces throughout your registration statement for information that you are not entitled to omit pursuant to Rule 430A under the Securities Act, including the price range and related information based on a bona fide estimate of the public offering price within that range. Please provide the required information in your next amendment. Please also note we will not be able to review the filing without the required information.

H. Christopher Owings
Assistant Director
United States Securities and Exchange Commission
October 29, 2007

     Response:
     We have revised the Registration Statement to provide certain of the omitted information, including the offering price range. We acknowledge that the Staff will need sufficient time to review any future amendment and it may result in further comments that will have to be addressed prior to a request for effectiveness.
2.	Please provide us with any gatefold information such as pictures, graphics, or artwork that will be used in the prospectus.
     Response:
     We do not intend to include any further pictures, graphics or artwork in our prospectus.
3.	Please review your disclosure and ensure that you identify the source for the statements you provide. Currently, you include many factual statements, but you have not necessarily indicated whether the source of this information is based upon management’s belief; industry data, reports, articles, or any other source. If the statements are based upon management’s belief, please indicate that this is the case and include an explanation for the basis of that belief. Alternatively, if the information is based upon reports or articles, please provide these documents to us appropriately marked and dated. The following are examples only of the statements for which you need sources:
•	“Natural gas is a critical component of energy consumption in the United States.” Industry Overview, page 96.

•	“Substantially all natural gas consumed in the United States is transported to the ultimate end-user on the natural gas pipeline grid.” Industry Overview, page 96.

•	“The topography of the Pacific Northwest makes construction of competing pipelines difficult and expensive and it forms a natural barrier to entry for potential competitor pipelines in Northwest’s primary markets such as Seattle, Washington, Portland, Oregon and Boise, Idaho. As a result, Northwest’s pipeline is currently the sole source of interstate natural gas transportation in many of the markets it serves.” Northwest’s Competition, page 105.

H. Christopher Owings
Assistant Director
United States Securities and Exchange Commission
October 29, 2007

     Response:
     The Partnership has reviewed its disclosure to ensure factual support exists to support statements in the Registration Statement. Where appropriate, revisions have been made to the disclosure.
     Specifically, the Staff has asked for sources for certain statements contained in the Registration Statement. We have responded to these specific requests below. In addition, we are supplementally providing sources for other similar factual statements contained in the Registration Statement.
•	In response to the Staff’s request for the source of information for the following statements: “Natural gas is a critical component of energy consumption in the United States” (Industry Overview, page 97) and “Substantially all natural gas consumed in the United States is transported to the ultimate end-user on the natural gas pipeline grid” (Industry Overview, page 97), we are providing the Staff with a report entitled “Natural Gas 101” prepared by Northwest Gas Association, a trade organization.

•	In response to the Staff’s request for the source of information for the following statement: “The topography of the Pacific Northwest makes construction of competing pipelines difficult and expensive and forms a natural barrier to entry for potential competing pipelines in Northwest’s primary markets such as Seattle, Washington, Portland, Oregon and Boise, Idaho. As a result, Northwest’s pipeline is currently the sole source of interstate natural gas transportation in many markets its serves.” (Northwest’s Competition, page 106), we have revised the statement to indicate that this is Management’s belief. The basis for Management’s belief is that construction of a competing pipeline into these market areas would be difficult and expensive, not only because of the mountain ranges and other challenging topography, but also because of the population centers that have grown up around Northwest’s facilities over the past 50 years through which the construction of new infrastructure may not be possible and the promulgation of strict environmental laws that make the crossing of streams and other geographical features much more complicated and costly.
     In addition, we are furnishing to the Staff supplemental information in support of the following statements:
•	“Northwest is the only interstate natural gas pipeline that currently provides service to certain key markets, including Seattle, Washington, Portland, Oregon and Boise, Idaho.” Summary, page 2; Northwest’s System, page 105. We are providing the Staff with a map of all Western U.S. Interstate Natural Gas Pipelines and Production Basins in support of this statement.

H. Christopher Owings
Assistant Director
United States Securities and Exchange Commission
October 29, 2007

•	“[W]ith the recent trend towards natural gas-fired electric generation, demand for natural gas during the summer months is now increasing to satisfy additional electricity requirements for residential and commercial cooling.” Industry Overview, page 97. We are providing the Staff with the “Natural Gas Year-In-Review 2006” report prepared by the Energy Information Administration in support of this statement.

•	“The industrial and electricity generation sectors are the largest users of natural gas in the United States. During the three years ended December 31, 2006, these two sectors accounted for approximately 57% of the total natural gas consumed in the United States. The majority of remaining natural gas demand is attributable to the residential and commercial sectors.” Industry Overview, page 97. We are providing the Staff with data regarding Natural Gas Consumption by End Use, prepared by the Energy Information Administration, in support of this statement.

•	“Northwest is an interstate natural gas transportation company that owns and operates a natural gas pipeline system extending from the San Juan Basin in northwestern New Mexico and southwestern Colorado through the states of Colorado, Utah, Wyoming, Idaho, Oregon and Washington to a point on the Canadian border near Sumas, Washington.” Business, page 101. We are providing the Staff with the Map of Northwest Pipeline System, as filed with FERC Form 2, in support of this statement.

•	“Northwest provides services for markets in Washington, Oregon, Idaho, Wyoming, Nevada, Utah, Colorado, New Mexico, California and Arizona, directly or indirectly through interconnections with other pipelines.” Business, page 101. We are providing the Staff with a map of all Western U.S. Interstate Natural Gas Pipelines and Production Basins in support of this statement.

•	“In recent years, a number of energy infrastructure companies, including Williams, have sold pipeline and storage assets in an effort to focus their operations.” Business, page 101. We are providing the Staff with the following articles from the Foster Natural Gas Report in support of this statement: (i) January 27, 2005 “GAS ALERT” relating to El Paso Corp. and (ii) September 18, 2003 “Duke’s President Fred Fowler Evaluates Stakes for his Company and Energy Marketing Model,” page 8, relating to Duke Energy.

•	“Northwest’s existing and new customers also benefit from numerous pipeline interconnections, which further minimize the risk of supply interruptions by providing additional sources of natural gas supply.” Business, page 102. We are providing the Staff with a map of the Northwest Pipeline Interconnections and Design Capacities in support of this statement.

H. Christopher Owings
Assistant Director
United States Securities and Exchange Commission
October 29, 2007

•	“In addition, we believe that Northwest offers competitively priced natural gas transportation services to markets such as Reno, Nevada, Spokane, Washington and Medford, Oregon that are also served by other interstate natural gas pipelines.” Competitive Strengths, page 103. The belief that our services are priced competitively in the aforementioned markets is supported by a survey, published in Western U.S. Natural Gas Market Review, comparing Northwest’s natural gas transportation prices to major delivery points with those of our competitors. We are providing the Staff with “Illustrative Netforwards to Delivery in the Pacific Northwest” from the Western U.S. Natural Gas Market Review, October 2007, in support of this statement.
Outside Front Cover Page of Prospectus
4.	Please revise the cover to remove the specific risks you provide on the outside front cover page of your prospectus. On the outside front cover, you must provide only a highlighted cross-reference to the page on which your risk factors section begins. See Item 501(b)(5) of Regulation S-K.
     Response:
     We have revised our disclosure on the front cover of the prospectus and removed the requested information.
Table of Contents
5.	The forepart of your document should consist only of the cover page, summary, and risk factors. Please move the first paragraph beneath the table of contents to another, more appropriate location in your prospectus. See Item 502 of Regulation S-K.
     Response:
     We have revised our disclosure in the forepart of the prospectus and moved the requested information to the beginning of the prospectus.
Summary, page 1
6.	Please remove all defined terms in the forepart of your document, specifically in the second italicized paragraph of your Summary section. All defined terms in this part of your document should be clear from their context, if they are not clear, please revise.

H. Christopher Owings
Assistant Director
United States Securities and Exchange Commission
October 29, 2007

     Response:
     We have eliminated several of the defined terms in the second italicized paragraph as requested. However, we respectfully submit to the Staff that the first set of defined terms in the second italicized paragraph is particularly useful to investors. Since our initial filing, Northwest Pipeline Corporation has been converted to Northwest Pipeline GP, a Delaware partnership. Because the Partnership’s initial asset will consist of a 25% interest in Northwest Pipeline GP that will not be owned by the Partnership until the closing of the offering, we believe that it is helpful to explain to investors what the various references to us mean throughout the document.
7.	The Summary section is intended to provide a brief overview of the key aspects of your offering. Currently, your Summary is too long and repeats much of the information fully discussed in the body of your document. For example, you should remove or substantially shorten your Business Strategies, Competitive Strengths, Summary of Risk Factors, Management of Williams Pipeline Partners L.P., and Summary of Conflicts of Interest and Fiduciary Duties subsections. These and your other subsections should not repeat other disclosure in the Summary. The Summary is only intended to provide a brief snapshot of the offering. See Instruction to Item 503(a) of Regulation S-K.
     Response:
     We have revised our disclosure in this section of the Registration Statement to address this comment. We have removed the list of Risk Factors and shortened the subsections titled “Management of Williams Pipeline Partners L.P.” and “Summary of Conflicts of Interest and Fiduciary Duties.” Please see the revised disclosure on pages 4 and 5 of Amendment No. 1.
Risk Factors, page 19
8.	Your Risk Factors section should be a discussion of the most significant factors that make your offering speculative or risky. You should place risk factors in context so your readers can understand the specific risk as it applies to you. See SEC Release No. 33-7497. Also, you should not present risks that are generic or contain boilerplate language that could apply to any issuer or any offering. We believe a discussion of risks in generic terms does not tell your readers how the risk may affect their investment in you. Please revise your Risk Factors section generally to write each risk factor in plain English and avoid using boilerplate or generic risk factors. See Item 503(c) of Regulation S-K. As examples, please consider the following risk factors:
•	“Northwest is exposed to the credit risk of its customers in the ordinary course of its business.” Page 28.

H. Christopher Owings
Assistant Director
United States Securities and Exchange Commission
October 29, 2007

•	“Increase in interest rates may cause the market price of our common units to decline.” Page 36.

•	“We will incur increased costs as a result of being a publicly traded partnership.” Page 40.
Further, some of your risk factor discussions do not clearly and concisely convey the actual risk, such as the first risk factor on page 33. Some of your risk factors should be separated into multiple risk factors, such as the last risk factor on page 23. Also, please consider whether other subsections or elements of a discussion within a subsection are necessary for this section, such as in your first full risk factor on page 29, and whether certain risk factors can be revised or combined so they are not repetitive, such as the first full risk factor on page 21 and the second risk factor on page 30 of this section. Accordingly, please thoroughly revise this section to more precisely articulate the risks to your offering from each risk factor. We may have additional comments based upon your revisions.
     Response:
     We have revised our disclosure on pages 22, 25, 31, and 37 of Amendment No. 1 to address this comment.
     With respect to the following risk factor, “Increases in interest rates may cause the market price of our common units to decline” (Risk Factors, page 34), we respectfully suggest that the potential impact of increases in interest rates on our common units is an important risk that should be brought to the attention of investors. Because our common units are yield-oriented securities, we believe that increasing interest rates are a specific risk associated with our common units that may not otherwise be apparent to an investor. As a result, we have retained this disclosure in Amendment No. 1.
Northwest’s natural gas transportation and storage activities involve..., page 21
9.	In this risk factor, you list certain risks and hazards typically associated with the transportation and storage of natural gas. In this regard, we note that some of the risks you mention have their own separate risk factors elsewhere in this section. For example, you discuss the risk of aging pipeline infrastructure on page 22 and the risk of terrorism on page 30. Therefore, please remove the risks you discuss elsewhere and move any of the other risks that are material to their own risk factor.
     Response:
     We have revised our disclosure on page 19 of Amendment No. 1 to address this comment.

H. Christopher Owings
Assistant Director
United States Securities and Exchange Commission
October 29, 2007

Northwest’s debt agreements impose restrictions on it that may adversely..., page 27
10.	In this risk factor, you state that The Williams Companies, Inc. has a credit agreement, to which Northwest Pipeline Corporation is a party, that contains covenants restricting or limiting Northwest’s ability to create liens supporting indebtedness, sell assets, make certain distributions, and incur additional debt. However, in the next risk factor, you state that Northwest is not prohibited from incurring indebtedness. Please revise or advise.
     Response:
     We have revised our disclosure on page 25 of Amendment No. 1 to address this comment.
We and Northwest do not insure against all potential losses and could be..., page 30
11.	You state that you are not fully insured against all risks inherent to your businesses, including environmental accidents. Please discuss whether you are uninsured against all environmental accidents and discuss what other risks inherent to your businesses against which you are either uninsured or insufficiently insured.
     Response:
     We have revised our disclosure on page 28 of Amendment No. 1 to address this comment.
Use of Proceeds, page 44
12.	We note that you intend to use the net proceeds of this offering to purchase a 13.4% general partnership interest in Northwest Pipeline Corporation and to pay $3.4 million for expenses associated with the offering and other related formation transactions. In this section, please disclose the approximate amount of the net proceeds of the offering you will use for the purchase of a 13.4% general partnership interest, See Item 504 of Regulation S-K.
     Response:
     We have revised our disclosure on page 42 of Amendment No. 1 to address this comment.
Capitalization, page 45
13.	Please revise to detail each pro forma capitalization adjustment contemplated and include an appropriate footnote description if necessary. Please present the pro

H. Christopher Owings
Assistant Director
United States Securities and Exchange Commission
October 29, 2007

forma adjustments in separate columns to highlight the effect of the offering apart from other pro forma adjustments. This comment also applies to your unaudited pro forma balance sheet presented at page F-4.
     Response:
     We have revised our disclosure on pages 43 and F-4 of the Registration Statement to address this comment.
Dilution, page 46
14.	Please clarify how you determined that the numerator used in your calculation of pro forma net tangible book value per unit before the offering should be $278.4 million. In this regard, please explain why that amount equals your post-offering equity balance as shown on page F-4 of your pro forma balance sheet.
     Response:
     The numerator used in our calculation of pro forma net tangible book value per unit of $278.4 million represents the historical net tangible book value of Williams Pipeline Partners Predecessor of $229.8 million at June 30, 2007, less the elimination of the net assets of the Parachute Lateral of $19.1 million to be transferred to a subsidiary of Williams prior to the offering, plus the value of Williams Pipeline Partners Predecessor’s net deferred tax liabilities of $67.7 million to be assumed by a subsidiary of Williams prior to the offering. The amount of $278.4 million, which includes pro forma formation transactions, but excludes pro forma offering transactions, represents our pro forma net tangible book value immediately prior to the offering. Because our pro forma balance sheet on page F-4 reflects a payout of 100% of the net proceeds of the offering of $239.7 million, the pro forma offering adjustments have no net impact on our pro forma net tangible book value, and thus our pro forma net tangible book value immediately prior to the offering equals our pro forma net tangible book value immediately after the offering.
Cash Distribution Policy and Restrictions on Distributions, page 48
15.	Please revise your discussion to focus on the minimum estimated cash needed to pay the initial distribution rate for the four quarters ending September 30, 2008. Your discussion of the minimum estimated cash needed to pay the initial distribution rate should be presented immediately after your discussion of the Initial Distribution Rate section. In this regard, the forecast for the twelve months ending September 30, 2008 should be presented alone. Your forecasted results of operations for the four quarters ending September 30, 2008 should follow to demonstrate the underlying operating performance necessary to generate the minimum amount of cash needed to fund the distributions. The pro forma consolidated results of

H. Christopher Owings
Assistant Director
United States Securities and Exchange Commission
October 29, 2007

operations for the year ended December 31, 2006 and the twelve months ended June 30, 2007 should be presented to allow a reader to compare your forecast with historical operating performance as it relates to your ability to pay the initial cash distribution rate, assuming the offering and related changes in capitalization occurred during these historical periods.
     Response:
     We have revised the order of our disclosure in this section and added the requested comparative table, on pages 49 through 59 of Amendment No. 1, to address this comment. We note that our presentation of the minimum estimated cash needed pay the initial distribution rate includes a cash reserve amount, which will help ensure that initial distributions can be made to unitholders regardless of certain fluctuations in our cash flows. We therefore believe that the cash reserve amount provides significant protection to investors in our common units.
Unaudited Pro Forma Cash Available for Distribution for the Year Ended..., page 51
16.	We note that your historical pro forma cash available for distribution tables on pages 52 and 53 and your forecasted minimum estimated cash available for distribution tables on pages 56 and 57 do not reflect expansion capital expenditures. While you disclose on page 61 that Northwest Pipeline Corporation will fund its estimated expansion capital expenditures with cash on hand, your disclosures on page 95 indicate that you expect to fund your expansion capital expenditures “primarily through commercial borrowings or the sale of debt or equity securities.” Please revise your disclosures to address this apparent inconsistency and explain to us why expansion capital expenditures have been excluded from your cash available for distribution tables. If you assume that expansion capital expenditures will be financed through borrowings going forward, we expect your cash forecast tables to reflect a cash inflow for the borrowings received, a cash outflow for the expansion capital expenditures, and a pro forma adjustment to your interest expense. If you believe your current presentation is appropriate, please ensure your disclosures prominently indicate the applicable reasons for the exclusion of expansion capital expenditures from your historical and forecasted cash distribution tables.
     Response:
     We have revised our disclosure on pages 52 and 53 of Amendment No. 1 and particularly in footnote 3 on page 53 to address this comment.
Assumptions and Considerations, page 58
17.	We note you disclose estimates for the financial results of Northwest Pipeline Corporation for the twelve months ending September 30, 2008 in the table on page

H. Christopher Owings
Assistant Director
United States Securities and Exchange Commission
October 29, 2007

57 and in the assumptions and considerations section on pages 58 to 61. Please revise your disclosures on pages 58 to 61 to clearly indicate that you are presenting the minimum amount of Adjusted EBITDA required to pay the minimum cash distributions and not your forecasted Adjusted EBITDA. For example, please clarify that you expect actual operating revenues to be at least $419.8 million and disclose that the amount presented represents the expected minimum amount of revenues necessary to fund the minimum distribution.
     Response:
     We have revised our disclosure on pages 53 through 57 of Amendment No. 1 to address this comment.
18.	We note that a majority of the expected increase in your operating revenues for the twelve months ending September 30, 2008 relates to a FERC-approved increase in general system firm transportation rates. Considering that a portion of your revenues originates from volumetric fees, however, please also disclose in reasonable detail how anticipated changes in quantities of natural gas transported will impact your forecasted results. For example, please quantify the additional revenues you expect to recognize based on anticipated changes in throughput.
     Response:
     We have added disclosure regarding volumetric revenues on page 54 of Amendment No. 1 to address this comment.
Management’s Discussion and Analysis of Financial Condition and Results..., page 81
19.	Please expand this section to discuss known material trends, demands, commitments, events, or uncertainties that will have, or are reasonably likely to have, a material impact on your financial condition, operating performance, revenues, and/or income, or results in your liquidity decreasing or increasing in any material way. Please provide additional information about the quality and variability of your earnings and cash flows so that investors can ascertain the likelihood of the extent past performance is indicative of future performance. Please discuss whether you expect your financial position to remain at its current level or to increase or decrease. Also, you should consider discussing the impact of any changes on your earnings. Further, please discuss in reasonable detail:
•	economic or industry-wide factors relevant to your company, and

•	material opportunities, challenges, and risks in the short and long term and the actions you are taking to address them.

H. Christopher Owings
Assistant Director
United States Securities and Exchange Commission
October 29, 2007

     See Item 303 of Regulation S-K and SEC Release No. 33-8350
     Response:
     We have revised this section of the Registration Statement to address this comment.
Northwest’s Operations, page 83
20.	On the bottom of page 83 and the top of page 84, you disclose certain trends and uncertainties that have had, and are likely to have in the future, a material impact on Northwest Pipeline Corporation’s results of operations and liquidity. In this regard, we note that in the first full paragraph on page 84, you discuss the collective impact of these trends and uncertainties. In addition, please include a discussion of each trend and uncertainty and a description of the impact of each trend and uncertainty on your operations separately. For example, in your first bullet point, you state that increasing competition for natural gas supplies originating in Northwest’s traditional supply areas will impact its results of operations and liquidity. Please describe why competition is increasing, how this competition will contribute to a reduction in the overall average life of Northwest’s long-term firm contracts, how Northwest deals with the competition, and any other material information.
     Response:
     We have revised this section of the Registration Statement to address this comment.
Critical Accounting Policies and Estimates, page 84
Deferred Charges, page 85
21.	You disclose that unamortized debt expense, debt discount, and losses on reacquired long-term debt are amortized using the bonds outstanding method over the related debt repayment periods. Please tell us why you use the bonds outstanding method instead of the effective interest method and highlight the differences, if any, between the two methods.
     Response:
     Northwest has historically used the bonds outstanding method for determining the amortization of debt expense, debt discount, and gains or losses on reacquired long-term debt. The bonds outstanding method amortizes these costs, gains and losses on a straight-line basis over the life of the related debt. This methodology has been accepted by FERC in determining the recovery of debt related costs in pipeline transportation rates. For rate recovery purposes, FERC requires pipelines to amortize debt costs over the original life of the debt. The bonds

H. Christopher Owings
Assistant Director
United States Securities and Exchange Commission
October 29, 2007

outstanding method meets FERC requirements and provides an equitable method of allocating such costs. Since all of Northwest’s debt is at a fixed rate and is generally due upon maturity, there is not a material difference in the amount of debt expense recognized each period using the effective interest method versus the bonds outstanding method.
Northwest’s Results of Operations, page 87
22.	In this section, you discuss the changes in operation and cash flow amounts in the six months ended June 30, 2006 and June 30, 2007, the years ended December 31, 2005 and 2006, and the years ended December 31, 2004 and 2005. Please expand this information to explain the reasons for period-to-period changes. In this regard, where you identify intermediate causes of changes in your operating results, please be sure to fully describe the reasons underlying these causes. Finally, where changes in items are caused by more than one factor, please quantify the effect of each factor on the change, if possible. See Item 303 of Regulation S-B and SEC Release No. 33-8350. As examples only, and not an exhaustive list, please address the following:
•	You state that your operating expenses decreased $8.9 million from the six months ended June 30, 2006 to the six months ended June 30, 2007 primarily because of the June 2007 reversal of Northwest Pipeline Corporation’s pension regulatory liability of $16.6 million and its accrued ad valorem taxes of $1.8 million to reflect a lower than expected 2007 property tax assessment. Please discuss the underlying reason or reasons for the June 2007 reversal of Northwest’s pension regulatory liability and the lower than expected 2007 tax assessment.

•	You state that operating revenues increased $2.8 million for the year ended December 31, 2006 as compared to the year ended December 31, 2005 primarily due to higher levels of short-term firm transportation services and interruptible park and loan storage services. Please quantify the effect of the higher levels of short-term firm transportation services and interruptible park and loan storage services on your operating revenues and discuss the underlying causes of each effect,

•	On page 89, you disclose that the operating revenues decreased $17.1 million for the year ended December 31, 2005 as compared to the year ended December 31, 2004 primarily because of the termination of the Grays Harbor agreement. Please quantify the effect of this factor on your overall decrease and disclose the other factors contributing to the decrease.

•	Also on page 89, you state that Northwest’s operating expenses increased $1.3 million from December 31, 2004 to December 31, 2005 primarily due to certain

H. Christopher Owings
Assistant Director
United States Securities and Exchange Commission
October 29, 2007

factors, including higher charges related to the rental of a pipeline lateral from a customer beginning in November 2004, lower net regulatory credits associated with Northwest’s incremental facilities, and an expense for amounts paid to a third party to modify a pipeline assessment tool. Please discuss the underlying reasons for the higher charges of the pipeline, the lower net regulatory credits, and the expense to a third party.
     Response:
     We have revised this section of the Registration Statement, on pages 88 and 89 of Amendment No. 1, to address this comment.
Liquidity and Capital Resources of Northwest, page 90
Capital Requirements, page 91
23.	In the third paragraph of this subsection, you state that Northwest expects its maintenance capital expenditures and expansion capital expenditures for the twelve months ending September 30, 2008 to be $91.4 million and $14.5 million, respectively. Please discuss the reason or reasons you believe these expenditures will be the amounts you disclose.
     Response:
     A majority of Northwest’s projected maintenance capital expenditures for the twelve months ending September 30, 2008 are related to compliance with the Pipeline Safety Improvement Act of 2002 (“PSIA”). This act requires pipeline companies to inspect and remedy any deficiencies discovered in certain portions of their pipeline systems by 2012. Northwest’s expectations for maintenance capital expenditures are based on its internal plans through 2012 for compliance with the PSIA and other laws and regulations, and for the ongoing maintenance of the pipeline system. The projected expenditures related to the PSIA include costs related to facility modifications that are necessary to run “smart pig” internal inspection devices through segments of the pipeline, as well as the anticipated costs to repair any anomalies that are discovered from these smart pig runs. These projected maintenance capital costs are based on our historical costs resulting from prior inspections completed in the general areas that we will be evaluating during the forecast period. The costs for the ongoing maintenance are primarily related to external corrosion mitigation efforts such as cathodic protection and exterior coating of the pipeline, as well regulatory requalification of certain pipeline segments in response to population increases near the pipeline right of way. Other maintenance capital spending is generally related to the ongoing maintenance that is periodically required at compressor stations and pipeline rights-of-way at river and road crossings. These projected costs for ongoing maintenance capital spending are based upon our historical experience and maintenance schedules. The projected expansion capital expenditures of $14.5 million are primarily related to the Jackson Prairie Storage Project described under Capital Projects in the Business section of the Registration Statement.

H. Christopher Owings
Assistant Director
United States Securities and Exchange Commission
October 29, 2007

Commitments, page 92
24.	Please revise your table of contractual obligations and commitments to include the long-term liabilities recorded on Northwest Pipeline Corporation’s balance sheet at December 31, 2006.
     Response:
     We have revised this table, on page 92 of Amendment No. 1, to address this comment.
Industry Overview, page 96
25.	Please provide us with the Energy Information Administration source from February 2007 that you use in this section.
     Response:
     The Energy Information Administration (“EIA”) projections shown in the figures on pages 97-99 of the Section entitled “Industry Overview” are from the 2007 EIA Annual Energy Outlook (“AEO”). The AEO can be found on the EIA’s website at http://www.eia.doe.gov/oiaf/aeo/aeoref_tab.html. More specifically, the U.S. natural gas consumption, production, and LNG import projections used in the Figures on pages 97-99 are reported in AEO Table 13, “Natural Gas Supply, Disposition, and Prices.” The link to AEO Table 13 is http://www.eia.doe.gov/oiaf/aeo/pdf/aeotab13.pdf. We are supplementally providing to the Staff copies of these pages.
     It should be noted that the U.S. Natural Gas Consumption (total consumption from Table 13), U.S. Natural Gas Production (total production from Table 13), and U.S. Liquefied Natural Gas Import Volume (net LNG imports from Table 13) values shown in the figures on pages 97-99 are expressed as Bcf/d (billions of cubic feet per day) while the values in Table 13 are expressed as Tcf/y (trillions of cubic feet per year). To convert the values in the EIA Table 13 (Tcf/y) to the values used in the figures on pages 97-99 (Bcf/d), the EIA data is multiplied by 1,000 to convert that data to billions of cubic feet and divided by 365 to convert to daily volumes.
Business, page 100
26.	We note your disclosure in the Northwest’s Operating Expenses subsection on page 82 that during the winter months Northwest Pipeline Corporation’s pipeline average throughput is higher. In an appropriate location in your Business section, please discuss in greater detail the extent to which your operations are seasonal. See Item 101(c)(1)(v) of Regulation S-K.

H. Christopher Owings
Assistant Director
United States Securities and Exchange Commission
October 29, 2007

     Response:
     Although Northwest’s operations are generally not seasonal in nature due to the large percentage of firm contracts pursuant to which shippers secure their capacity commitments by paying reservation charges, we have added disclosure to the “Business” section of the Registration Statement, on pages 109 and 110 of Amendment No. 1, under the subheading “Seasonality” to address this comment.
Business Strategies, page 100
27.	In this section, you discuss certain strategies to achieve certain objectives. For each strategy you discuss, please disclose whether you or Northwest Pipeline Corporation have any current projects underway to further that strategy and discuss the status of any of these projects. For example, you state that Northwest is currently participating in expansions of the Jackson Prairie Underground Storage facility. Please disclose that project’s development stage. As another example, you state that Northwest is evaluating “certain other development projects to increase natural gas transportation services” Please disclose whether you have begun any of these projects. If not, please state.
     Response:
     We have revised our disclosure on page 101 of Amendment No. 1 to address this comment. Other than the natural gas transportation development projects currently described in the Registration Statement, no additional development projects are sufficiently near fruition to warrant disclosure by Northwest.
Competitive Strengths, page 101
28.	On the top of page 102, you state that certain segments of Northwest’s pipeline have bi-directional capability. Please discuss any negative effects of not having bi-directional capability throughout all the segments of your pipeline and indicate the amount or extent of the bi-directional capability. The “certain” description does not provide much information to a person unfamiliar with the pipeline.
     Response:
     We have revised our disclosure on page 103 of Amendment No. 1 to address this comment.

H. Christopher Owings
Assistant Director
United States Securities and Exchange Commission
October 29, 2007

29.	Please disclose how Northwest Pipeline Corporation’s pipeline system and related storage facilities “have been well maintained” and utilize “state-of-the-art integrity testing.”
     Response:
     We believe this statement is better characterized as a Business Strategy and have moved this language to the “Business Strategies” section on page 102 of Amendment No. 1.
30. Please provide us with the survey conducted by Mastio & Company to which you refer.
     Response:
     We are supplementally providing to you the Executive Summary of the Mastio & Company survey, as well as a press release issued by Mastio & Company upon release of the survey. Although the survey itself is voluminous, we would be happy to provide a complete copy of the survey to the Staff upon request.
Northwest’s System, page 103
31.	In the second paragraph on page 104, you state that Puget Sound Energy, Inc. and Northwest Natural Gas Co, accounted for approximately 19.9% and 10.9%, respectively, of Northwest Pipeline Corporation’s operating revenues for the year ended December 31, 2006. Please discuss your options and alternatives if either of these customers ceased doing business with you.
     Response:
     We have revised our disclosure on page 105 of Amendment No. 1 to address this comment.
32.	Also, please disclose if you have long-term fixed contracts with those customers and, if so, please disclose the pertinent terms of the related contracts.
     Response:
     We have revised our disclosure on page 105 of Amendment No. 1 to address this comment.
Capital Projects, page 106
Parachute Lateral, page 107

H. Christopher Owings
Assistant Director
United States Securities and Exchange Commission
October 29, 2007

33.	Please discuss how Northwest Pipeline Corporation’s transfer of its Parachute Lateral facilities to a newly created subsidiary will affect you, if at all.
     Response:
     The transfer of the Parachute Lateral to a subsidiary of Northwest, and later to another subsidiary of Williams, will not have any significant impact on the Partnership. The Parachute Lateral was placed in service only recently, in May of 2007, and provides revenues to Northwest of only $0.87 million per month. The forecasts and assumptions in the section entitled “Cash Distribution Policy and Restrictions on Distributions” all assume that the Parachute Lateral does not contribute revenue to Northwest and, as a result, that it does not generate cash that could be distributed by Northwest to the Partnership. In addition, the pro forma cash available for distribution for the year ended December 31, 2006 and the twelve months ended June 30, 2007 have been adjusted to reflect the elimination of earnings associated with the Parachute Lateral.
Employees, page 108
34.	In this section, and in an appropriate location in your Management section, please disclose the amount or percentage of time that the officers and directors of your general partner spend on the management of operations specific to you.
     Response:
     Because the Partnership has only recently been organized, we do not know with any certainty what amount or percentage of time our officers and directors will spend on the management of our operations. We have added disclosure to the “Business” and “Management” sections on pages 110, 118 and 119 of Amendment No. 1 to address this uncertainty.
Ownership of Property, page 114
35.	Please state briefly the location and general character of your materially important physical properties as required by Item 102 of Regulation S-K.
     Response:
     The Partnership has added disclosure under the heading “Property,” on page 116 of Amendment No.1, to reflect the ownership or lease by Williams and Northwest of the buildings housing their respective corporate offices. The additional disclosure also indicates that the Partnership does not own or lease any properties of its own.
     The Partnership believes this disclosure, in addition to the existing disclosure in the Registration Statement, adequately describes the materially important physical properties of Northwest and the Partnership. The inside front cover of the prospectus provides a map depicting the location of the Northwest pipeline, underground gas storage, and liquefied natural

H. Christopher Owings
Assistant Director
United States Securities and Exchange Commission
October 29, 2007

gas storage facilities. In addition, the “Business” section describes the location of Northwest’s pipeline in both the second paragraph of that section and under the heading “Northwest’s System.” Descriptions of the location and general character of its storage facilities are also contained in the “Business” section under the heading “Northwest’s System.”
Management, page 116
Directors and Executive Officers of Our General Partner, page 117
36.	Please provide a brief explanation of the nature of the operations of the development business in Chicago, Illinois of which Donald R. Chappel was chief executive officer from 2000 to April 2003, Also, please disclose Mr. Chappel’s duties and responsibilities relating to his level of professional competence regarding his position, which may include, depending upon the circumstances specific information such as the size of the operation he supervised. See Item 401(e)(l) of Regulation S-IC.
     Response:
     The operations of the referenced development business included managing and leasing a portfolio of residential real estate properties. Mr. Chappel’s role as chief executive officer included responsibility for the entire business of the company. This relatively small entrepreneurial enterprise has little relevance to Mr. Chappel’s current or prior roles with major corporations or partnerships. Mr. Chappel has more than thirty years of business and financial management experience with major corporations and partnerships. We will update the disclosure to reflect this information.
     Mr. Chappel’s experience at the referenced development company covers only a few months of the five year period required by Item 401(e)(1) of Regulation S-K. His experience as the Chief Financial Officer of The Williams Companies, Inc. and the general partner of Williams Partners L.P., as well as his tenure as the Chief Financial Officer for Waste Management, Inc. collectively extend well beyond the five year period and serve to disclose his level of professional competence to an investor.
Certain Relationships and Related Party Transactions, page 123
37.	Please describe your policies and procedures for the review, approval, and ratification of any related party transaction. See Item 404(b) of Regulation S-K.
     Response:
     The Partnership respectfully notes that the disclosure responsive to Item 404(b) of Regulation S-K is contained in the Section titled “Conflicts of Interest and Fiduciary Duties.” We have added a cross-reference to that disclosure in this section of the Registration Statement.

H. Christopher Owings
Assistant Director
United States Securities and Exchange Commission
October 29, 2007

Northwest’s Related Party Agreements and Related Transactions, page 127
38.	In your Agreements Governing the Transactions subsection on page 124, you state that your transactions with certain related parties “are not and will not be the result of arm’s-length transactions” and that the transactions “are not and may not be effected on terms at least as favorable to the parties” of the transactions. Here, or in another appropriate section of your document, please disclose the differences, if any, between the terms of the transactions you and Northwest Pipeline Corporation negotiated with any related party and the terms you or Northwest would have otherwise received from an unaffiliated, third party.
     Response:
     The Partnership respectfully notes that the agreements described in the subsection called “Agreements Governing the Transactions” relate to formation or offering agreements that, by their nature, would not occur in a third-party situation. As a result, it is not possible to determine what the differences would be in the terms of these transactions when compared to the terms of transactions with an unaffiliated, third party. We believe the terms of these agreements with related parties to be comparable to the terms of agreements used in similarly structured transactions.
Williams Pipeline Partners L.P. Unaudited Pro Forma Financial Statements, page F-2
39.	Please disclose the pro forma per share data, for the latest year and interim period, giving effect to the number of additional units which would have been necessary to pay the distribution to your owners coincident with the initial public offering. Refer to SAB Topic 1:B:3.
     Response:
     We have revised the unaudited Pro Forma Income Statement in these financial statements to include the requested pro forma per share data and have revised Note 3 of these financial statements.
Northwest Pipeline Corporation Annual Financial Statements, page F-21
Statements of Cash Flow, Page F-26
40.	We note that you include a “Changes in accounts payable” line item in investing activities. Please tell us the nature of the items included in this line item and confirm that these amounts reflect actual cash receipts and/or disbursements. If the related transactions are non-cash investing activities, please revise your financial statements accordingly.

H. Christopher Owings
Assistant Director
United States Securities and Exchange Commission
October 29, 2007

     Response:
     The majority of Northwest’s capital expenditures are paid in cash during the year. However, at any period end, there are a number of capital expenditures which have been incurred, but not yet paid pursuant to the terms of the vendor. The line item, “Changes in accounts payable” included in investing activities reflects the change in the amount of such accrued liabilities from period to period. Acquisitions of property, plant and equipment are shown gross and include both cash payments and accruals for property, plant and equipment additions. Because of the short-term nature of the accrued amounts, and because the cash payment of such amounts will be reflected in investing activities when paid, management believes the current presentation is appropriate.
Notes to Financial Statements, page F-27
Note 10. Regulatory Assets and Liabilities, page F-43
41.	If any portion of your regulatory asset balance includes amounts on which you do not earn a return, please disclose the nature and amount of each asset and its remaining recovery period. We believe the best practices approach regarding regulatory assets is to affirmatively indicate whether a particular regulatory asset is earning a rate of return and the anticipated recovery period. For regulatory assets that are not currently being recovered, please explain to us why you believe they are probable of recovery in the future. Please refer to the requirements of paragraph 20 of SFAS 71.
     Response:
     As of December 31, 2006, the amount of regulatory assets for which Northwest earned a return (i.e. those assets included in its rate base) was approximately $4.1 million. The remaining regulatory asset balance of $60.7 million as of December 31, 2006, is not included in Northwest’s rate base as filed with FERC, and therefore does not earn a return. However, the rates received by Northwest include three primary components: 1) an annual estimate of its cost of providing transportation services, 2) recovery of long-lived assets included in its rate base, and 3) recovery on long-lived assets included in Northwest’s rate base. While $60.7 million of Northwest’s regulatory assets at December 31, 2006 are not included in its rate base, and thus do not earn a return, recovery of such assets is included as a component of Northwest’s annual cost of service used in determining Northwest’s rates. Under FERC’s existing rules and regulations, Northwest expects to continue to recover such amounts in future rates until the full amount of the regulatory assets is recovered, and therefore deferral of such costs is appropriate under SFAS No. 71. The disclosure indicates that these assets are recoverable over various periods. Given the nature of these assets and the varying long-term recovery periods, we believe the current disclosure is adequate.

H. Christopher Owings
Assistant Director
United States Securities and Exchange Commission
October 29, 2007

Part II. Information Not Required in Prospectus, page II-1
Item 15. Recent Sales of Unregistered Securities, page II-1
42.	For the private placements you describe in this section, please state briefly the facts that you relied upon for the exemptions.
     Response:
     We have revised our disclosure in the Registration Statement to address this comment.
Item 16. Exhibits and Financial Statement Schedules, page II-2
43.	Please file all required exhibits in a timely manner so that we may have sufficient time to review them before you request effectiveness of your registration statement. See Item 601 of Regulation S-K.
     Response:
     We have included additional exhibits at the time of filing Amendment No. 1. We intend to file all required exhibits sufficiently in advance of our request for effectiveness to provide the Staff time to review them and for us to respond to any resulting comments.
*    *   *   *   *   *
     Please direct any questions that you may have with respect to the foregoing, the Registration Statement or Amendment No. 1 to Lucy Schlauch at Holland & Hart LLP who may be reached at (303) 295-8493.

Very truly yours, Williams Pipeline Partners L.P.
By:	Williams Pipeline GP LLC
Its:	General Partner

By:	/s/ Donald R. Chappel
Donald R. Chappel Its: Chief Financial Officer

H. Christopher Owings
Assistant Director
United States Securities and Exchange Commission
October 29, 2007

Enclosures

cc:	John Fieldsend, Securities and Exchange Commission
Peggy Kim, Securities and Exchange Commission
Andrew Blume, Securities and Exchange Commission
William Choi, Securities and Exchange Commission
James J. Bender, The Williams Companies, Inc.
Richard M. Carson, The Williams Companies, Inc.
Lucy Schlauch, Holland & Hart LLP
William Cooper, Andrews Kurth LLP
Dan Fleckman, Vinson & Elkins L.L.P.